Exhibit 99.2

Santiago, March 18, 2021

GG.– 075/ 2021

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Present

Ref.: Material Event Notice / Definitive appointment of Directors.

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the updated Compilation of Norms of the Chilean Commission for the Financial Market, we inform the following Material Event:

In the Annual Ordinary Shareholders’ Meeting held today, our shareholders agreed –among other matters– to appoint Messrs. Rogerio Braga and Matias Granata as members of our Board of Directors,  whose appointment as such was informed through material event notices dated April 29, 2020 and January 27, 2021, respectively.

Sincerely,

Gabriel Moura

Chief Executive Officer

Itaú Corpbanca